JUL 21 2011

Washington, DC 20549



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



11007113

No Act
PE 5/26/11

July 21, 2011

Robert T. Molinet
Corporate Vice President – Securities & Corporate Law
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 7-21-11

Re: FedEx Corporation
Incoming letter dated May 26, 2011

Dear Mr. Molinet:

This is in response to your letter dated May 26, 2011 concerning the shareholder proposal submitted to FedEx by the Northstar Asset Management, Inc. Funded Pension Plan. We also have received a letter on the proponent's behalf dated June 22, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Sanford J. Lewis
P.O. Box 231
Amherst, MA 01004-0231

July 21, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FedEx Corporation
Incoming letter dated May 26, 2011

The proposal recommends that the board adopt a policy under which the proxy statement for each annual meeting will contain a proposal with specific features relating to electioneering and political contributions and communications.

There appears to be some basis for your view that FedEx may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously-submitted proposal that will be included in FedEx's 2011 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if FedEx omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Ted Yu
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

June 22, 2011

Via email to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to FedEx regarding shareholder advisory vote on corporate electioneering contributions

Ladies and Gentlemen:

The NorthStar Asset Management, Inc. Funded Pension Plan (the "Proponent") is the beneficial owner of common stock of FedEx (the "Company") and has submitted a shareholder proposal (the "Proposal", Exhibit A) to the Company seeking a shareholder advisory vote on corporate electioneering contributions. We have been asked by the Proponent to respond to the no action request letter dated May 26, 2011 sent to the Securities and Exchange Commission by the Company. The Company contends that the Proposal may be excluded from the Company's 2011 proxy statement by virtue of Rules 14a-8(i)(11) (substantially duplicative of another proposal).

We have reviewed the Proposal, as well as the letter sent by the Company. Based upon the foregoing, as well as the relevant rule, it is our opinion that the Proposal is not excludable by virtue of the rule. A copy of this letter is being emailed concurrently to Robert T. Molinet, Corporate Vice President, FedEx.

ANALYSIS
THE PROPOSAL IS NOT SUBSTANTIALLY DUPLICATIVE

1. Summary

The Company argues that the political spending disclosure proposal by the Comptroller of the City of New York (Exhibit B) substantially duplicates the Proposal, stating that "The Staff has previously allowed a stockholder proposal to be excluded as substantially duplicative where both the stockholder proposal [the "Proposal"] and the prior stockholder proposal [the "other"] requested disclosure of the company's political contributions."

The Company mistakenly asserts that the Proposal's essential objective is to provide shareholders with information on the company's political giving; by contrast, the Proposal, from its title to its resolve clause is clearly intended to create an advisory shareholder franchise, the opportunity for shareholders to review and vote on an advisory

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

basis regarding company policies and implementation regarding electioneering contributions. As such, the Proposal is not substantially duplicated by the earlier proposal. The principal aim of the proposal is not fulfilled.

In addition, even the core elements of disclosure sought by the Proposal are not encompassed by the prior submitted proposal. Under the prior submitted proposal, the Company would divulge certain political contributions in arrears, but would not be required to disclose **anticipated** costs paid by the Company for electioneering communications or paid to various third parties, nor political donations made through the Federal Express Political Action Committee ("FedExPAC"), nor prepare and provide an analysis of congruency of spending with values or risks to company reputation, brand and shareholder value as sought by the Proposal. In the precedents cited by the company for substantially duplicative political spending proposals that were allowed to be excluded, the prior submitted proposals arguably encompassed the same range of disclosure elements, albeit with different venues or timing of disclosures. The same cannot be said for the present proposal. Therefore it is not excludable as substantially duplicative.

2. **The absence of a shareholder advisory vote in the prior submitted proposal means the current proposal cannot be deemed to be substantially duplicated.**

The principal thrust of the Proposal, from its title to its resolve clause, seeks for the Company to implement an advisory shareholder vote on electioneering contributions. This aim has been virtually ignored by the Company's letter to the Staff, dismissed in a single paragraph on page 5 of the Company's letter.

The current Proposal has at its core the notion of shareholder approval of electioneering contributions, which is a matter of no small importance to shareholders and society.

At least since the Supreme Court decision in ***Citizens United v. FEC*, 130 S. Ct. 876 (2010)** the issue of whether shareholders will be able to hold company management accountable for electioneering spending has become a high-profile social policy issue garnering a high level of interest in the media and in Congress. In the Supreme Court decision and dissents, extensive arguments were made regarding the rights of shareholders, and the impact that unchecked corporate electioneering expenditures might have on shareholder rights. The majority opinion delivered by Justice Kennedy asserted that the rationale of shareholder protection in the McCain-Feingold law, built around the notion of protecting dissenting shareholders against being required to make contributions to candidates against their interests, could instead be effectively addressed "through the procedures of corporate democracy." ***Citizens United*, 130 S. Ct at 916 (citing *Bellotti*, 435 U.S., at 794, 98 S. Ct. 1407, 55 L.Ed. 2d 707; see *id.*, at 794, n. 34, 98 S. Ct. 1407, 55 L. Ed. 2d 707).** Therefore even in the majority Supreme Court opinion, the present Proposal could have been anticipated as a potential shareholder response.

Under *Citizens United*, corporations can now spend corporate money directly or indirectly on communications that support or oppose candidates in federal elections as well as in all 50 states up until Election Day. Yet there are few clear standards about what corporate political spending would or would not be considered inappropriate or a waste of corporate assets from the standpoint of shareholders. As a result, the interest of corporate employees and shareholders could be at a point of divergence, with management increasingly spending money in the political process to support their favorite candidates in ways that are adverse to shareholders' interests both as shareholders, and as citizens participating in the political process.

In the absence of the approach taken by the Proposal, this new context leaves shareholders with few choices if they do not support the electioneering spending policies of a company. They can seek to vote the board out of office, or they can sell their shares. Many commentators have noted that this new development endangers the corporate governance process by potentially politicizing the relationship between shareholders and their companies, including in board elections, much more than ever before. For instance, an article in Forbes magazine noted,

> [D]o we want board elections to become referenda on management's political speech? Politicizing corporate elections will be bad for stockholders, managers, and the economy.... The answer is to mandate that corporations let stockholders vote annually on whether they want the company to exercise the rights that *Citizens United* gave them to get into political races. [1]

<u>Shareholder Approval Models Under Debate</u> Some commentators have suggested in the aftermath of *Citizens United* the U.S. should adopt the British approach. In the UK, political expenditures by corporations require disclosure of political spending directly to shareholders and consent of shareholders prior to political expenditures. The UK also establishes disclosure requirements, with all public companies required to include in the annual directors' report the amounts of the company's individual donations over a threshold amount and the identity of the recipient of each such donation.

Others such as Lucien Bebchuk and Robert Jackson[2] have suggested alternative models of shareholder approval. For instance, they suggest that a shareholder vote on political spending

[1] G. Ronald Gilson and Michael Klausner, *That's My Money You're Using*, Forbes, Mar. 29, 2010: http://www.forbes.com/forbes/2010/0329/opinions-citizens-united-corporate-shareholders-on-my-mind.html

[2] C. Lucian A. Bebchuk and Prof. Robert J. Jackson, Jr., *Corporate Political Speech: Who Decides?*, Harvard John M. Olin Discussion Paper Series, No. 676 (Sept. 2010); *124 Harvard Law Review 83-117, November 2010. http://ssrn.com/abstract=1670085See also Ciara Torres-Spelliscy, *Corporate Campaign Financing: Giving Shareholders a Voice*, Brennan Center for Justice at New York University School of Law (Jan. 27, 2010); D.Ciara Torres-Spelliscy, *Citizens United: Waking a Sleeping Giant*, Business Ethics, Oct. 21, 2010: http://business-ethics.com/2010/10/21/1304-citizens-united-waking-a-sleeping-giant/; Ciara Torres-Spelliscy, *To Fix the Supreme Court's Citizens United Decision, Copy the Brits*, U.S. News & World Report, Mar. 9, 2010: http://www.usnews.com/opinion/articles/2010/03/09/to-fix-the-supreme-courts-citizens-united-decision-copy-the-brits

"could apply either for a given year or until replaced by a subsequent resolution. For example, shareholders could direct that the corporation may not spend funds for certain types of political purposes (such as judicial campaigns or the election of a particular candidate) or that the corporation must follow certain principles in allocating whatever budget is authorized." Their article also discusses the protection of the minority shareholder, making it appropriate to require a supermajority of shareholder support -- three-fifths, two-thirds, three-quarters, or four-fifths of the votes cast — to support electioneering spending.

The Shareholders' Protection Act(H.R.4790) pending in Congress in response to *Citizens United* would amend the Securities Exchange Act of 1934 to require in each public company's annual proxy statement a description of the specific nature of any expenditures for political activities proposed by the issuer for the forthcoming fiscal year not previously approved, to the extent known to the issuer, and including the total amount of such proposed expenditures, and providing for a separate shareholder vote to authorize such proposed expenditures.

The leading advocacy organization on corporate political spending accountability makes a strong distinction between the two proposals.

It is notable that the proposal previously submitted by the Comptroller of the City of New York follows the model of political spending disclosure proposals submitted by the Center for Political Accountability, a leading advocacy organization on corporate political spending disclosure, while the proposal submitted by the Proponent largely follows the model of a shareholder advisory vote proposal submitted by the Proponent to Home Depot. Notably, the Center for Political Accountability does not find the two proposals to be substantially duplicative--in fact, in its April newsletter, it asserted that the current proposal model raised significant questions for it. By contrast, see John Bogle, Founder of Vanguard Funds supporting this proposal's model at Home Depot.

The recent staff decision in Home Depot provides further logical support for finding that the current proposal is not substantially duplicative.

Further evidence that this proposal cannot be considered to be substantially duplicative comes from the precedent of the recent decision of the staff in *Home Depot* (March 25, 2011). Home Depot had argued that it had substantially implemented the proposal on a shareholder advisory vote by implementing the political spending principles of the Center for Political Accountability. The staff rejected that argument. As such, this means that if the previously submitted proposal in this matter were voted on and implemented by the company, it would still not have accomplished "substantial implementation" of the present proposal. It stands to reason logically then that the previous proposal also must not "substantially duplicate" the present proposal.

3. Staff precedents do not support exclusion of the proposal.

The Staff precedents cited by the company on political disclosure and substantial duplication effectively demonstrate why the present matter does not constitute substantial duplication.

In *Occidental Petroleum Corp.*(February 25, 2011)and Citigroup Inc. (January 28, 2011) the stockholder proposal requested disclosure of lobbying expenditures, and the earlier proposal requested disclosure of a broader category of spending "political expenditures" which the company asserted was broad enough to encompass the lobbying spending. Therefore the earlier proposal encompassed the disclosures requested by the latter proposal and was found to be substantially duplicative. In *Ford Motor Company* (February 15, 2011) the proposal requested semiannual release of a report on the company website on political contributions and expenditures, while the earlier proposal simply requested such disclosures be made one time by the management in certain listed newspapers. In summary, what made the particular disclosure proposals substantially duplicated were that in each instance a disclosure proposal was submitted and the items it sought were largely or entirely encompassed in the disclosures sought in the previously submitted proposal, albeit with some differences about when and how those disclosures would be made.

In contrast to those proposals, in the present instance the previously submitted proposal does not meet the principal thrust–namely a mechanism for shareholders to offer an advisory opinion through the proxy process on electioneering contributions, informed by a set of documentations and disclosures in the proxy. In addition, the previously submitted proposal cannot be reasonably argued to encompass many of the key disclosure points contained in the Proponent's proposal, including disclosure of ***anticipated*** expenses, analysis of congruency of the spending with stated values of the company, PAC spending, and analysis of risks to the company's reputation.

Viewing many of the Staff precedents under rule 14a-8(i)(11), further makes it clear that some level of topical overlap is not a fatal flaw as long as the principal thrust of the resolutions remains distinctive:

- In *Exxon Mobil Corporation* (March 5, 2004), the Staff found that a resolution was not duplicative under Rule 14a-8(i)(11) when two shareholder proposals dealt with political partisanship. The resolution at issue requested an annual report containing information about the company's political contributions, while another proposal on the proxy asked the company to avoid political partisanship by avoiding particular practices. Again, as in the present resolution, a bit of topical overlap was not a fatal flaw.
- In *Verizon Communications Inc.* (February 23, 2006), the Staff found that a resolution was not duplicative under Rule 14a-8(i)(11) when two shareholder proposals dealt

with aspects of board membership. The resolution at issue requested that the board of directors adopt a policy that Verizon would not nominate two or more persons for election to its board who sit together as members of another board, while another proposal on the proxy urged an amendment to Verizon's corporate guidelines that two-thirds of the board would be independent of the company.

- In *AT&T Corp.* (March 2, 2005), the Staff found that a resolution was not duplicative under Rule 14a-8(i)(11) when three shareholder proposals dealt with shareholder approval for severance or retirement arrangements with senior executives. The proposal addressed executive benefits to be paid upon retirement, while the other two proposals addressed golden parachute severance arrangements, i.e. compensation and other benefits to be paid to executives upon involuntary termination of their employment.

- In *Bristol-Myers Squibb Company* (February 18, 2005), the Staff found that a resolution was not duplicative under Rule 14a-8(i)(11) when two shareholder proposals dealt with political contributions. The proposal in question recommended the publication of political contributions in the *Wall Street Journal* and *USA Today*, while the other proposal on the proxy requested that the Board adopt a policy to report annually to shareholders on corporate resources devoted to supporting political entities or candidates and be posted on the company's website.

- In *Time Warner Inc.* (February 17, 2005), the Staff found that a resolution was not duplicative under Rule 14a-8(i)(11) when two shareholder proposals dealt with majority voting. The proposal in question requested that the Board of Directors initiate the process to amend the Company's governance documents to provide that director nominees would be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, while the other proposal called for a majority vote on each issue that could be subject to shareholder vote.

4. Not even the disclosure requirements of the Proposal are substantially duplicated.

Summary of the Proposal's Disclosure Requirements.

In addition to the shareholder advisory vote, the Proposal would request that the Company establish a policy under which **the proxy statement for each annual meeting** would contain a report on current policies on electioneering contributions, how those policies are implemented through past and future planned expenditures, **including FedExPAC political contributions** and that the proxy also contain an **analysis of potential issues of congruency with stated company values or policy** for these political contributions (past and future). The Proposal also recommends including an **analysis of risks to the Company's brand, reputation or shareholder value.** The following is a more detailed discussion of these missing elements of the previously submitted proposal.

Retrospective versus prospective reporting. In contrast to the present proposal requesting prospective disclosure of anticipated expenses, the previously submitted proposal has only requested a report disclosing policies and political contributions in arrears.

PAC Contributions. The previously submitted proposal does not encompass political contributions made by the FedExPAC, since these are not technically considered to be expenditures by "the company," either directly or indirectly. Yet these expenditures are determined by senior management. Past FedExPAC political contributions are currently disclosed by Federal law, however, specific inclusion of the FedExPAC (past and future) political contributions are omitted in the previously submitted proposal. This becomes especially relevant to the current proposal because it is then integrated to the analysis of congruency with corporate values and the shareholder advisory vote.

Assessment of Congruency With Values. The information that has been made available by the Company in the federal PAC disclosures raised the questions for the Proponent about the need for all contributions by the company and its PAC to be assessed for congruency of values with company policy.

Of particular concern to the Proponent, as expressed at length in the whereas clauses and resolve clause of the proposal, is the degree to which the Company or its PAC engage in political contributions related to its commitment to non-discrimination on gender and sexual orientation. As will be discussed below, these are issues which have had an impact on the Target Corporation, embroiling it in controversy due to electioneering contributions inconsistent with that company's values in this same issue area.

Though FedEx states that "The FedExPAC contributes to the **campaigns of candidates who share the company's views on public policy;**" the Proponent has identified many contributions made by the Company in the previous year that are seemingly incongruent with Company policies, values and publically stated views. The Company has a clear and firm non-discrimination policy, "... will not tolerate certain behaviors. [...including] harassment, violence, intimidation and discrimination of any kind involving race, color, religion, national origin, sex, sexual orientation, gender identity, age, disability, veteran status, marital status (where applicable), ..." and the Company has announced that "FedEx will offer health insurance benefits for same-sex domestic partners starting Jan. 1, 2012." [http://www.commercialappeal.com/news/2010/may/24/memphis-based-fedex-offer-insurance-same-sex-domes/]This announcement followed a letter to the Proponent dated May 27, 2010 (Exhibit C) which expanded on the definition of same-sex domestic partners to include "same-sex mar[r]iage or civil union relationships as permitted by state law" signed by Robert T. Molinet, FedEx Corporation.

Based upon these statements, the Proponent believes that the following contributions made by the FedExPAC seem to be incongruent with the Company's stated values:

- David Vitter for US Senate ($6,500 in 2009/2010): A sitting US Senator, David Vitter was an original co-author and voted for a federal constitutional amendment, the "Marriage Protection Amendment", that would potentially eliminate same-sex marriage in all states, in direct violation of the FedEx commitment to provide same-sex marriage benefits in states where it is legal. [http://vitter.senate.gov/public/index.cfm?FuseAction=PressRoom.Articles&ContentRecord_id=45877250-6d36-4e4c-814d-d2037f75b51f&Region_id=&Issue_id=4e6022c5-5ff1-4d9b-b7bb-06f085f91c61]

- Additional **co-sponsors** of the "Marriage Protection Amendment" in the US Senate receiving political donations include:

  - Brownback for President, Inc. (**$2,500** in 2009/2010)
  - Chambliss for Senate (**$1,000** in 2009/2010)
  - Michael D. Crapo/Mike Crapo for US Senate (**$7,500** in 2009/2010)
  - James W. Demint/Team Demint (**$3,000** in 2009/2010)
  - Michael B. Enzi (**$1,000** in 2009/2010)
  - John Hardy Isakson (**$10,000** in 2009/2010)
  - Pat Roberts (**$7,000** in 2009/2010 and an additional **$1,000** in 2011/2012 as of June 10, 2011)
  - Friends of John Thune (**$7,500** in 2009/2010 and an additional **$2,000** in 2011/2012 as of June 10, 2011)

- US Senators supported by FedEx political donations also voted against the repeal of the federal "Don't Ask Don't Tell" law (and for continued discrimination of US military personnel based on sexual orientation): David Vitter ($6,500), John Thune ($7,500), Pat Roberts ($7,000), Jim Risch ($3,500), John McCain ($10,000), Richard Lugar ($1,000), John Isakson ($10,000), Kay Bailey Hutchison ($1,000), Charles Grassley ($10,000), Michael Enzi ($1,000), Jim DeMint ($3,000), Michael Crapo ($7,500), Thad Cochran ($3,000), Tom Coburn ($10,000), Saxby Chambliss ($1,000), Sam Brownback ($2,500), John Barrasso ($1,000).

- US Member of the Congress supported by FedEx political donations also voted against the repeal of the federal "Don't Ask Don't Tell" law (and for continued discrimination of US military personnel based on sexual orientation): Edward Whitfield ($1,000), Lynn Westmoreland ($1,000), Fred Upton ($3,000), Pat Tiberi ($10,000), Gene Taylor ($6,000), Bill Shuster ($1,000), John Shimkus ($3,000), F. James Sensenbrenner ($1,000), Aaron Schock ($4,500), Paul Ryan ($9,500), Mike Ross ($10,000), Tom Rooney ($2,500), Harold Rogers ($7,000), Tom Price ($3,500), Tom Petri ($7,000), Mike Pence ($3,000), Sue Myrick ($10,000), Tim Murphy ($9,000), Jerry Moran ($5,000), John Mica ($10,000), Howard McKeon ($5,000), Mike McIntyre ($2,000), Michael McCaul ($2,000), Kevin McCarthy ($1,000), Connie Mack ($2,000), Dan Lungren ($5,000), Blaine Luetkemeyer ($1,000), Jerry Lewis ($4,500), Christopher Lee ($2,000), Robert Latta ($1,000), Tom Latham ($8,500), John Kline ($2,500), Peter King ($3,500), Jim

> Jordan ($1,000), Sam Johnson ($1,500), Darrell Issa ($3,000), Duncan Hunter ($1,000), Sam Graves ($2,500), Scott Garrett ($2,000), Trent Franks ($1,000), John Duncan ($8,500), Travis Childers ($5,000), John Carter ($1,000), Eric Cantor ($10,000), Dave Camp ($5,000), Ken Calvert ($4,000), Bobby Bright ($2,500), Kevin Brady ($1,500), Charles Boustany ($2,000), John Boozman ($10,000), John Boehner ($10,000), Roy Blunt ($7,500), Marsha Blackburn ($10,000), Gus Bilirakis ($3,000), Joe Barton ($3,000), Spencer Bachus ($1,500), Robert Aderholt ($1,000).

Considering the public and shareholder outcry experienced by Target Corporation last summer as a result of similarly misaligned contributions, the Proponent's resolution appropriately asks the Company to delve more deeply into its contribution evaluation procedures. Proponents believe that a more in-depth evaluation of the congruency of the public beliefs, statements, and actions of potential contribution recipients with company values will protect Company value and reduce potential risks to the Company and its shareholders.

Impact of this issue at Target demonstrates importance of congruency analysis.

It is worth noting the impact of a July 2010 donation made by Target Corporation to the political group Minnesota Forward. This sizeable donation ($150,000) caused one of the worst public demonstrations of unrest with a public corporation. Target, a corporation well-known as a "gay ally" and applauded for its treatment of gay employees, claimed that it contributed to Minnesota Forward, which backs a gubernatorial candidate known for standing against gay marriage, because of the candidate's position on "creating a positive environment for businesses, not [the candidate's] stance on social issues." [3] Target's argument fell on deaf ears across the nation. Target customers, employees, and shareholders who are gay rights supporters felt betrayed by the company, which provides domestic partner healthcare benefits and supports the Twin Cities Pride annual celebration. The fact that it supported a candidate whose political motives were incongruent with the company's clear values resulted in boycotts, protests, and required both a public apology and a commitment from the management that they would begin a "strategic review and analysis of our decision-making process for financial contributions in the public policy arena."[4]

Target was subject to substantial high visibility media criticizing the company and discussing its reputational damage. See for instance:

Bloomberg Businessweek: "Target's Off-Target Campaign Contribution"

> … gay-rights advocates saw the donation as a betrayal by Target, which has long cultivated support among gays by, for example, providing health benefits to domestic partners and sponsoring Twin Cities Pride, an annual celebration. Since the contribution became public, as required under Minnesota law, calls for a boycott and

[3] http://www.cbsnews.com/8301-503544_162-20011983-503544.html
[4] http://www.businessweek.com/magazine/content/10_33/b4191032682244.htm

> other protests have mounted on YouTube (GOOG) and Facebook. "We feel betrayed," says Jeffrey Henson of Portland, Ore., who started an anti-Target Facebook group that has almost 40,000 followers. Protesters have also stood outside Target stores with placards denouncing the company.[5]

USA Today:"Target Apologizes for Political Donation in Minnesota"

> ST. PAUL — The head of Target Corp. (TGT) apologized Thursday for a political donation to a business group backing a conservative Republican for Minnesota governor, which angered some employees and sparked talk of a customer boycott.
>
> OutFront Minnesota, a gay-rights advocacy group, posted an open letter urging Target to take back its money from MN Forward. And "Boycott Target" Facebook groups began to appear.[6]

Forbes (listing the Target contribution as one of the worst of 2010)[7]

5. Conclusion

The Commission has made it clear that under Rule 14a-8(g) that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." The Company has not met that burden that the Proposal is excludable under Rule 14a-8(i)(11).Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request. Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc:

Julie Goodridge, NorthStar Asset Management, Inc. Funded Pension Plan
Robert T. Molinet, FedEx

[5] http://www.businessweek.com/magazine/content/10_33/b4191032682244.htm
[6] Target apologizes for political donation in Minnesota, http://www.usatoday.com/money/industries/retail/2010-08-05-target-campaign-donation_N.htm
[7] http://blogs.forbes.com/larryreibstein/2011/01/05/goldman-target-rapped-for-worst-contributions-in-2010/

EXHIBIT A

Text of the Shareholder Proposal

Shareholder Advisory Vote on Electioneering Contributions

Whereas, the Supreme Court ruling in *Citizens United v. Federal Election Commission* (*Citizens United*) interpreted the First Amendment right of freedom of speech to include certain corporate political expenditures involving "electioneering communications," and striking down elements of the previously well-established McCain-Feingold law;

Whereas *Citizens United* is viewed by some as having eroded a wall that has stood for a century between corporations and electoral politics (e.g., *New York Times* editorial, "The Court's Blow to Democracy" on January 21, 2010);

Whereas, in July 2010 Target Corporation donated $150,000 to the political group Minnesota Forward, which was followed by a major national controversy with demonstrations, petitions, threatened boycotts and considerable negative publicity;

Whereas, "FedEx actively participates in the political process with the ultimate goal of promoting and protecting the economic future of the company and our stockholders and employees;"

Whereas, proponents believe the FedEx Corporation should establish policies that minimize risk to the firm's reputation and brand through possible future missteps in corporate electioneering;

Whereas, "A committee composed of appropriate members of FedEx senior management decides which candidates, campaigns and committees the FedExPAC will support based on a nonpartisan effort to advance and protect the interests of the company and our stockholders and employees;"

Whereas, the FedEx Corporation has a firm nondiscrimination policy which states, "Our greatest asset is our people. We are committed to providing a workplace where you are respected, satisfied and appreciated. Our policies are designed to promote fairness and respect for everyone. We hire, evaluate and promote employees... based on their skills and performance. [...] we expect everyone to treat others with dignity and respect and will not tolerate certain behaviors. [...including] harassment, violence, intimidation and discrimination of any kind involving race, color, religion, national origin, sex, sexual orientation, gender identity, age, disability, veteran status, marital status (where applicable), or any other characteristic protected under federal, state or local law."

Resolved: Shareholders recommend that the Board of Directors adopt a policy under which the proxy statement for each annual meeting will contain a proposal describing:

- the Company's and FedExPAC policies on electioneering and political contributions and communications,
- any specific expenditures for these electioneering and political contributions and communications known to be anticipated during the forthcoming fiscal year,
- the total amount of anticipated expenditures,
- a list of specific electioneering expenditures made in the prior fiscal year,
- management's analysis of the congruency of those policies and such expenditures with company values and policies;
- and providing an advisory shareholder vote on those policies and future plans.

Supporting Statement: Proponents recommend that the annual proposal also contain management's analysis of risks to our company's brand, reputation, or shareholder value."Expenditures for electioneering communications" means spending directly, or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.

Exhibit B
Previously submitted proposal by
Comptroller of the City of New York

Resolved, that the shareholders of FedEx Corporation ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

   b. The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of FedEx, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

FedEx contributed at least $3.3 million in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations for political purposes. This would bring our Company in line with a growing number of leading companies, including Aetna, American Electric Power and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.

Exhibit C

Letter from FedEx to Proponent Defining Same-sex Partnerships

Robert T. Molinet
Corporate Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7029
Mobile 901.299.7620
Fax 901.818.7119
rtmolinet@fedex.com


Corporation

VIA E-MAIL (*jgoodridge@northstarasset.com*)

May 27, 2010

Julie N.W. Goodridge
President
NorthStar Asset Management, Inc.
P.O. Box 301840
Boston, MA 02130

Subject: ***Withdrawal of Stockholder Proposal of Northstar Asset Management***

Dear Julie:

Following up on our conversation yesterday, this letter confirms that FedEx Corporation will extend our health care benefits to same-sex domestic partners (including same-sex mariage or civil union relationships as permitted by state law) of all of our U.S.-based employees, beginning January 1, 2012. For your reference, I have attached a media report on our change in policy.

Accordingly, we ask that you withdraw your shareholder proposal by signing the attached form and returning it to me at your earliest convenience. If you have any questions, please call me.

I look forward to continuing our dialog.

Sincerely,

FEDEX CORPORATION



Robert T. Molinet

Attachments

[823620]

Robert T. Molinet
Corporate Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7029
Mobile 901.299.7620
Fax 901.818.7119
rtmolinet@fedex.com


Corporation

VIA E-MAIL

May 26, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: **FedEx Corporation—Omission of Stockholder Proposal Relating to the Disclosure of Political Contributions**

Ladies and Gentlemen:

The purpose of this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that FedEx Corporation intends to omit from its proxy statement and form of proxy for the 2011 annual meeting of its stockholders (the "2011 Proxy Materials") the stockholder proposal and supporting statement attached hereto as **Exhibit A** (the "Stockholder Proposal"), which was submitted by the NorthStar Asset Management, Inc. Funded Pension Plan (the "Proponent") on April 15, 2011. Related correspondence is also attached to **Exhibit A**.

We believe that the Stockholder Proposal may be excluded from our 2011 Proxy Materials pursuant to Rule 14a-8(i)(11) because it is substantially duplicative of a previously submitted stockholder proposal that will be included in our 2011 Proxy Materials. We hereby respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if we exclude the Stockholder Proposal from our 2011 Proxy Materials.

In accordance with Rule 14a-8(j), we are:

- submitting this letter not later than 80 days prior to the date on which we intend to file definitive 2011 Proxy Materials; and

- simultaneously providing a copy of this letter and its exhibits to the Proponent, thereby notifying it of our intention to exclude the Stockholder Proposal from our 2011 Proxy Materials.

The Stockholder Proposal

The Stockholder Proposal states:

"**Resolved:** Shareholders recommend that the Board of Directors adopt a policy under which the proxy statement for each annual meeting will contain a proposal describing:

- the Company's and FedExPAC policies on electioneering and political contributions and communications,
- any specific expenditures for these electioneering and political contributions and communications known to be anticipated during the forthcoming fiscal year,
- the total amount of anticipated expenditures,
- a list of specific electioneering expenditures made in the prior fiscal year,
- management's analysis of the congruency of those policies and such expenditures with company values and policies;
- and providing an advisory shareholder vote on those policies and future plans."

We received the Stockholder Proposal on April 15, 2011.

New York Comptroller Proposal

We received a stockholder proposal from the Comptroller of the City of New York ("New York Comptroller Proposal") on April 1, 2011, which is substantially similar to the Stockholder Proposal. The New York Comptroller Proposal, a copy of which is attached as **Exhibit B**, states:

"**Resolved,** that the shareholders of FedEx Corporation ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

b. The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website."

We intend to include the New York Comptroller Proposal in our 2011 Proxy Materials, as we received it first.

Analysis

a. Established Commission and Staff Precedent

Under Rule 14a-8(i)(11), a stockholder proposal may be excluded from a company's proxy materials if the stockholder proposal substantially duplicates another stockholder proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting. The Securities and Exchange Commission (the "Commission") has stated that Rule 14a-8(i)(11) was adopted, in part, to eliminate the possibility that shareholders would have to consider two or more substantially identical proposals submitted by proponents acting independently of each other. *See Securities Exchange Act Release No. 34-12598* (July 7, 1976).

The Staff has previously allowed a stockholder proposal to be excluded as substantially duplicative where both the stockholder proposal and the prior stockholder proposal requested disclosure of the company's political contributions. *See Occidental Petroleum Corp.* (Feb. 25, 2011) (stockholder proposal requesting an annual report disclosing company policies and procedures for lobbying contributions and expenditures and payments used for lobbying communications substantially duplicates an earlier stockholder proposal requesting the board to prepare a review of the company's political expenditures and spending processes and present a report to investors by a certain date); *Ford Motor Co.* (Feb. 15, 2011) (stockholder proposal requesting the semi-annual release of a report on the company website disclosing the company's policies and procedures for political contributions and expenditures as well as actual amounts of political contributions substantially duplicates an earlier stockholder proposal requesting disclosure of the amount of corporate dollars being spent for political purposes and the political causes seeking to be promoted by management in the use of such political contribution funds); *CitiGroup Inc.* (Jan. 28, 2011) (stockholder proposal requesting an annual report regarding lobbying contributions and expenditures substantially duplicates an earlier stockholder proposal requesting a semi-annual report regarding political contributions); *General Motors Corp.* (Apr. 5, 2007) (stockholder proposal requesting the company to provide a report disclosing company policies and procedures for political contributions and expenditures substantially duplicates an earlier stockholder proposal requesting the publication of a detailed statement of each contribution made within the prior year in respect of a political campaign, party, referendum or initiative or other attempts to influence legislation); *Lehman Brothers Holdings, Inc.* (Jan. 12, 2007) (stockholder proposal requesting the semi-annual publication on the company website of a report outlining the company policies and procedures for political contributions and expenditures made with corporate funds and detailing the political contributions and expenditures made by the company substantially duplicates an earlier stockholder proposal requesting the publication of an annual detailed report of the company's political contributions and expenditures in newspapers of general circulation).

Two stockholder proposals need not be identical in order to provide a basis for exclusion under Rule 14a-8(i)(11). The stockholder proposals can differ in terms of the breadth and scope of the subject matter, so long as the principal thrust or focus is substantially the same.

b. Application of Commission and Staff Precedent to the Stockholder Proposal

As discussed below, application of Commission and Staff standards to the Stockholder Proposal supports our conclusion that the Stockholder Proposal substantially duplicates the New York Comptroller Proposal, and, accordingly, should be excluded from our 2011 Proxy Materials.

The Stockholder Proposal substantially duplicates the New York Comptroller Proposal because the principal thrust and focus of the two stockholder proposals are identical: to publicly provide details related to our political contributions with respect to governing policies and actual spending. The two stockholder proposals seek to have FedEx report on our policies regarding political contributions; our direct and indirect contributions and expenditures used to influence the political process at the federal, state and local levels; the amount and recipient of such contributions or expenditures; and management's involvement and decision-making process regarding the political contributions. The stockholder proposals' main goals and purposes are substantially similar in seeking the same type of information to achieve the same objective.

Both stockholder proposals contain supporting statements discussing perceived shareholder interest in making more transparent the internal process by which we determine how to make political contributions and expenditures at all levels of government, our involvement in other forms of political communications and specific details with respect to political spending itself. Both supporting statements urge public reporting and indicate that the absence of this disclosure presents risks to FedEx's brand reputation and shareholder value. The New York Comptroller Proposal states: "As long-term shareholders of FedEx, we support transparency and accountability in corporate spending on political activities....Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value." The Stockholder Proposal states: "[P]roponents believe the [sic] FedEx Corporation should establish policies that minimize risk to the firm's reputation and brand through possible future missteps in corporate electioneering."

The two stockholder proposals seek information regarding electioneering and political expenditures, in other words "nondeductible expenses," under the Internal Revenue Code

Section 162(e). Section 162(e) encompasses both direct and indirect corporate activities by covering intervention in political campaigns (independent expenditures, electioneering communications, political contributions to candidates, etc.), payments to influence legislation (lobbying), influencing the general public (grassroots), and direct communications with executive branch officials to influence official action (lobbying). The Stockholder Proposal, defines "expenditures for electioneering communications" as "spending *directly, or through a third party*,...which [is] reasonably susceptible to interpretation as in support of or opposition to a specific candidate" (emphasis added), which directly correlates with the New York Comptroller Proposal's request for a reporting of "monetary and non-monetary contributions and expenditures *(direct and indirect)* used to participate or intervene in any political campaign...." (emphasis added).

In addition to the similar reference to direct and indirect contributions and expenditures, both stockholder proposals also reference funds used for "electioneering communications" as a focal point of the information being sought. The Stockholder Proposal specifically defines "expenditures for electioneering communications," as noted above. The supporting statement of the New York Comptroller Proposal notes: "[Corporate spending on political activities] include[s] any activity considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or *electioneering communications* on behalf of federal, state or local candidates." (emphasis added).

We recognize that differences exist between the two stockholder proposals – including the request for shareholders to be provided an annual advisory vote on our political contribution policies and plans and a discussion on anticipated political spending appearing in the Stockholder Proposal, as well as the method and regularity by which we would report to shareholders on our political contributions. However, we believe that despite these differences, because both stockholder proposals seek substantially the same outcome, the focus and thrust of the stockholder proposals are duplicative.

A FedEx shareholder reading these two stockholder proposals would perceive that both stockholder proposals are requesting substantially the same information on our political expenditures. To allow both of these stockholder proposals to be included in our 2011 Proxy Materials would be confusing to shareholders and frustrate the policy behind Rule 14a-8(i)(11). Shareholders would rightfully ask what substantive differences exist between the Stockholder Proposal and the New York Comptroller Proposal. According to the line of no-action requests referred to above, the test is not whether the stockholder proposals request identical action, but rather whether the focus and thrust of the stockholder proposals are substantially duplicative. Clearly, in this instance, not only are the thrust and focus of the stockholder proposals substantially similar – namely, that we report on our political spending – but many of the specifics requested by each stockholder proposal are substantially similar as well. This situation is precisely the type of shareholder confusion that Rule 14a-8(i)(11) was intended to eliminate. Consequently, because the Stockholder Proposal was received after the substantially duplicative New York Comptroller Proposal, which we intend to include in our 2011 Proxy Materials, the Stockholder Proposal may be excluded under Rule 14a-8(i)(11).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff agree that we may omit the Stockholder Proposal from our 2011 Proxy Materials.

If you have any questions or would like any additional information, please feel free to call me. Thank you for your prompt attention to this request.

Very truly yours,

FedEx Corporation



Robert T. Molinet

Attachments

cc: NorthStar Asset Management, Inc. Funded Pension Plan
c/o Julie N.W. Goodridge
President
NorthStar Asset Management Inc.
jgoodridge@northstarasset.com

[876729]

Exhibit A

The Stockholder Proposal and Related Correspondence

NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY RESPONSIBLE PORTFOLIO MANAGEMENT

April 15, 2011

Ms. Christine P. Richards
Executive Vice President, General Counsel and Secretary
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Ms. Richards:

Considering the recent Supreme Court decision of *Citizens United v. Federal Election Commission* and this past summer's public backlash against corporate political spending, we are concerned about our Company's potential exposure to risks caused by our future electioneering contributions.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of more than $2,000 worth of shares of FedEx Corporation common stock held for more than one year, the NorthStar Asset Management Funded Pension Plan is submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of the General Rules, the enclosed shareholder proposal. The proposal requests that the Board of Directors adopt a policy under which shareholders are given an advisory vote on our Company's electioneering contributions.

As required by Rule 14a-8, the NorthStar Asset Management, Inc Funded Pension Plan has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. I or my appointed representative will be present at the annual meeting to introduce the proposal.

A commitment from FedEx Corporation to create a policy providing an advisory shareholder vote on electioneering contributions will allow this resolution to be withdrawn. We believe that this proposal is in the best interest of our Company and its shareholders.

Sincerely,



Julie N.W. Goodridge
President

Encl.: shareholder resolution

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Shareholder Advisory Vote on Electioneering Contributions

Whereas, the Supreme Court ruling in *Citizens United v. Federal Election Commission* (*Citizens United*) interpreted the First Amendment right of freedom of speech to include certain corporate political expenditures involving "electioneering communications," and striking down elements of the previously well-established McCain-Feingold law;

Whereas *Citizens United* is viewed by some as having eroded a wall that has stood for a century between corporations and electoral politics (e.g., *New York Times* editorial, "The Court's Blow to Democracy" on January 21, 2010);

Whereas, in July 2010 Target Corporation donated $150,000 to the political group Minnesota Forward, which was followed by a major national controversy with demonstrations, petitions, threatened boycotts and considerable negative publicity;

Whereas, "FedEx actively participates in the political process with the ultimate goal of promoting and protecting the economic future of the company and our stockholders and employees;"

Whereas, proponents believe the FedEx Corporation should establish policies that minimize risk to the firm's reputation and brand through possible future missteps in corporate electioneering;

Whereas, "A committee composed of appropriate members of FedEx senior management decides which candidates, campaigns and committees the FedExPAC will support based on a nonpartisan effort to advance and protect the interests of the company and our stockholders and employees;"

Whereas, the FedEx Corporation has a firm nondiscrimination policy which states, "Our greatest asset is our people. We are committed to providing a workplace where you are respected, satisfied and appreciated. Our policies are designed to promote fairness and respect for everyone. We hire, evaluate and promote employees...'based on their skills and performance. [...] we expect everyone to treat others with dignity and respect and will not tolerate certain behaviors. [...including] harassment, violence, intimidation and discrimination of any kind involving race, color, religion, national origin, sex, sexual orientation, gender identity, age, disability, veteran status, marital status (where applicable), or any other characteristic protected under federal, state or local law."

Resolved: Shareholders recommend that the Board of Directors adopt a policy under which the proxy statement for each annual meeting will contain a proposal describing:

- the Company's and FedExPAC policies on electioneering and political contributions and communications,
- any specific expenditures for these electioneering and political contributions and communications known to be anticipated during the forthcoming fiscal year,
- the total amount of anticipated expenditures,
- a list of specific electioneering expenditures made in the prior fiscal year,
- management's analysis of the congruency of those policies and such expenditures with company values and policies;
- and providing an advisory shareholder vote on those policies and future plans.

Supporting Statement: Proponents recommend that the annual proposal also contain management's analysis of risks to our company's brand, reputation, or shareholder value. "Expenditures for electioneering communications" means spending directly, or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.

Robert Molinet

From: Robert Molinet
Sent: Monday, April 25, 2011 4:53 PM
To: 'jgoodridge@northstarasset.com'
Subject: Shareholder Proposal - FedEx
Attachments: 20110425165351272.pdf

Julie -- Please see attached letter requesting verification of stock ownership information.

Also, I'd like to talk to you about your proposal. Are you available early next week to discuss?

Thanks, Rob

Robert T. Molinet
Corporate Vice President - Securities & Corporate Law
FedEx Corporation

Robert T. Molinet
Corporate Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7029
Mobile 901.299.7620
Fax 901.818.7119
rtmolinet@fedex.com


Corporation

VIA E-MAIL (*jgoodridge@northstarasset.com*)

April 25, 2011

Julie N.W. Goodridge
President
Northstar Asset Management Inc.
P.O. Box 301840
Boston, Massachusetts 02130

Subject: ***Stockholder Proposal of NorthStar Asset Management, Inc. Funded Pension Plan (the "Plan")***

Dear Ms. Goodridge:

We received the stockholder proposal dated April 15, 2011 that you submitted on behalf of the Plan. You asked that all questions or correspondence regarding the proposal be directed to your attention.

Pursuant to Rule 14a-8(b)(1) under the Securities Exchange Act of 1934, in order to be eligible to submit a proposal, the Plan must have continuously held at least $2,000 in market value, or 1%, of FedEx Corporation common stock for at least one year as of the date the proposal was submitted.

The Plan did not appear in our records as a registered stockholder. As required by Rule 14a-8(b)(2), please provide a written statement from the record holder of the Plan's shares verifying that, as of the date the proposal was submitted, the Plan had continuously owned the requisite shares of FedEx Corporation common stock for at least one year. For your convenience, I have attached a copy of Rule 14a-8.

Please send the statement to my attention. Rule 14a-8(f) provides that your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter.

If you have any questions, please call me.

Sincerely,

FEDEX CORPORATION



Robert T. Molinet

Attachment

[869066]

Robert Molinet

From:	Mari Schwartzer [mschwartzer@northstarasset.com]
Sent:	Tuesday, April 26, 2011 1:40 PM
To:	Robert Molinet
Cc:	Julie Goodridge
Subject:	RE: Shareholder Proposal - FedEx
Attachments:	FDX Coverletter for proof 2011.pdf; FedEx proof of ownership.pdf

Hi Rob,
Please see the two attachments of our cover letter and our proof of ownership letter from the brokerage firm. Please confirm receipt at your earliest convenience.

Thank you in advance,
Mari

Mari C. Schwartzer
Assistant for Client Services and Shareholder Activism
NorthStar Asset Management, Inc.
PO Box 301840
Boston, MA 02130
p: (617) 522-2635
f: (617) 522-3165
mschwartzer@northstarasset.com

From: Julie Goodridge
Sent: Monday, April 25, 2011 6:27 PM
To: Mari Schwartzer
Subject: FW: Shareholder Proposal - FedEx

Julie N.W. Goodridge
NorthStar Asset Management, Inc.
P.O. Box 301840
Boston, MA 02130
(617) 522-2635

www.northstarasset.com

From: Robert Molinet [mailto:rtmolinet@fedex.com]
Sent: Monday, April 25, 2011 5:53 PM
To: Julie Goodridge
Subject: Shareholder Proposal - FedEx

Julie -- Please see attached letter requesting verification of stock ownership information.

Also, I'd like to talk to you about your proposal. Are you available early next week to discuss?

Thanks, Rob

Robert T. Molinet
Corporate Vice President - Securities & Corporate Law
FedEx Corporation


NORTHSTAR ASSET MANAGEMENT INC

Robert T. Molinet
Corporate Vice President - Securities & Corporate Law
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Mr. Molinet:

Thank you for your letter dated April 25, 2011 in response to our shareholder proposal filed on April 15, 2011. Enclosed, please find a letter from our brokerage, MorganStanley SmithBarney, verifying that the NorthStar Funded Pension Plan has held the requisite amount of stock in FedEx Corporation for more than one year prior to filing the shareholder proposal. As previously stated, we intend to continue to hold these shares through the next shareholder meeting.

Should you need anything further, do not hesitate to contact me at (617) 522-2635 or mschwartzer@northstarasset.com. Thank you in advance for your attention to this matter.

Sincerely,



Mari C. Schwartzer
Assistant for Client Services and Shareholder Advocacy

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

35 Village Road, Suite 601
PO Box 766
Middleton, MA 01949
tel 978 739 9600
fax 978 739 9650
toll free 800 730 3326

MorganStanley
SmithBarney

April 26, 2011

Robert T. Molinet
Corporate Vice President - Securities & Corporate Law
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Mr. Molinet:

MorganStanley Smith Barney acts as the custodian for the NorthStar Asset Management, Inc. Funded Pension Plan. As of April 15, 2011, the NorthStar Funded Pension Plan held 138 shares of FedEx common stock valued at $12,776.04. MorganStanley Smith Barney has continuously held these shares on behalf of the NorthStar Asset Management Funded Pension Plan since April 15, 2010 and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting.

Sincerely,



Donna K. Colahan
Vice President
Chartered Long Term Care Specialist
Chartered Retirement Plan Specialist
Financial Advisor
The C and C Group

Robert Molinet

From: Robert Molinet
Sent: Tuesday, May 03, 2011 9:37 AM
To: 'Julie Goodridge'
Cc: 'Mari Schwartzer'; Alan Haguewood
Subject: RE: Shareholder Proposal - FedEx
Attachments: 20110503092801670.pdf

Julie – I thought it would be helpful for today's call for you to see the political contributions proposal that we received from the New York Comptroller's Office.

Talk to you soon.

Rob

From: Robert Molinet
Sent: Thursday, April 28, 2011 2:31 PM
To: 'Mari Schwartzer'
Cc: Julie Goodridge; Alan Haguewood
Subject: RE: Shareholder Proposal - FedEx

That will be fine. Just call my office (901-818-7029). Alan Haguewood from my Corporate group will be joining me.

Rob

From: Mari Schwartzer [mailto:mschwartzer@northstarasset.com]
Sent: Thursday, April 28, 2011 2:06 PM
To: Robert Molinet
Cc: Julie Goodridge
Subject: RE: Shareholder Proposal - FedEx

Hi Rob,
I believe that Julie said 11:00 on Tuesday will work for her. Does that still fit your schedule?

Thanks in advance,
Mari

Mari C. Schwartzer
Assistant for Client Services and Shareholder Activism
NorthStar Asset Management, Inc.
PO Box 301840
Boston, MA 02130
p: (617) 522-2635
f: (617) 522-3165
mschwartzer@northstarasset.com

From: Robert Molinet [mailto:rtmolinet@fedex.com]
Sent: Wednesday, April 27, 2011 3:47 PM
To: Mari Schwartzer
Cc: Julie Goodridge
Subject: RE: Shareholder Proposal - FedEx

Mari – Let's do Tuesday. I'm pretty open that day, so pick a time that works for Julie.

Thanks, Rob

From: Mari Schwartzer [mailto:mschwartzer@northstarasset.com]
Sent: Wednesday, April 27, 2011 11:37 AM
To: Robert Molinet
Cc: Julie Goodridge
Subject: RE: Shareholder Proposal - FedEx

Hi Rob,
Do you have time to talk to us next Tues, Thurs, or Friday (May 3, 5, or 6)?

- Mari

Mari C. Schwartzer
Assistant for Client Services and Shareholder Activism
NorthStar Asset Management, Inc.
PO Box 301840
Boston, MA 02130
p: (617) 522-2635
f: (617) 522-3165
mschwartzer@northstarasset.com

From: Robert Molinet [mailto:rtmolinet@fedex.com]
Sent: Tuesday, April 26, 2011 6:39 PM
To: Mari Schwartzer
Cc: Julie Goodridge
Subject: RE: Shareholder Proposal - FedEx

Mari – We received it.

Also, as I mentioned in my prior note, I'd like to chat with Julie about the proposal.

Thanks, Rob

From: Mari Schwartzer [mailto:mschwartzer@northstarasset.com]
Sent: Tuesday, April 26, 2011 1:40 PM
To: Robert Molinet
Cc: Julie Goodridge
Subject: RE: Shareholder Proposal - FedEx

Hi Rob,
Please see the two attachments of our cover letter and our proof of ownership letter from the brokerage firm. Please confirm receipt at your earliest convenience.

Thank you in advance,
Mari

Mari C. Schwartzer
Assistant for Client Services and Shareholder Activism
NorthStar Asset Management, Inc.
PO Box 301840

Boston, MA 02130
p: (617) 522-2635
f: (617) 522-3165
mschwartzer@northstarasset.com

From: Julie Goodridge
Sent: Monday, April 25, 2011 6:27 PM
To: Mari Schwartzer
Subject: FW: Shareholder Proposal - FedEx

Julie N.W. Goodridge
NorthStar Asset Management, Inc.
P.O. Box 301840
Boston, MA 02130
(617) 522-2635

www.northstarasset.com

From: Robert Molinet [mailto:rtmolinet@fedex.com]
Sent: Monday, April 25, 2011 5:53 PM
To: Julie Goodridge
Subject: Shareholder Proposal - FedEx

Julie -- Please see attached letter requesting verification of stock ownership information.

Also, I'd like to talk to you about your proposal. Are you available early next week to discuss?

Thanks, Rob

Robert T. Molinet
Corporate Vice President - Securities & Corporate Law
FedEx Corporation

Exhibit B

New York Comptroller Proposal



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

March 30, 2011

Ms. Christine P. Richards
Executive Vice President,
General Counsel and Secretary
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Ms. Richards:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of FedEx Corporation common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any further questions on this matter, please feel free to contact me at 1 Centre Street, Room 629, New York, NY 10007; phone (212) 669-2013.

Very truly yours,



Kenneth B. Sylvester

KS/ma

Enclosures

FedEx Corporation – Political Contribution 2011

Resolved, that the shareholders of FedEx Corporation ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

   b. The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of FedEx, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

FedEx contributed at least $3.3 million in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations for political purposes. This would bring our Company in line with a growing number of leading companies, including Aetna, American Electric Power and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.

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```

Job : 136
Date: 8/18/2011
Time: 5:31:23 PM



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

July 21, 2011

Robert T. Molinet
Corporate Vice President – Securities & Corporate Law
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Re: FedEx Corporation
Incoming letter dated May 26, 2011

Dear Mr. Molinet:

This is in response to your letter dated May 26, 2011 concerning the shareholder proposal submitted to FedEx by the Northstar Asset Management, Inc. Funded Pension Plan. We also have received a letter on the proponent's behalf dated June 22, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Sanford J. Lewis
P.O. Box 231
Amherst, MA 01004-0231

July 21, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FedEx Corporation
Incoming letter dated May 26, 2011

The proposal recommends that the board adopt a policy under which the proxy statement for each annual meeting will contain a proposal with specific features relating to electioneering and political contributions and communications.

There appears to be some basis for your view that FedEx may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously-submitted proposal that will be included in FedEx's 2011 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if FedEx omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Ted Yu
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

June 22, 2011

Via email to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to FedEx regarding shareholder advisory vote on corporate electioneering contributions

Ladies and Gentlemen:

The NorthStar Asset Management, Inc. Funded Pension Plan (the "Proponent") is the beneficial owner of common stock of FedEx (the "Company") and has submitted a shareholder proposal (the "Proposal", Exhibit A) to the Company seeking a shareholder advisory vote on corporate electioneering contributions. We have been asked by the Proponent to respond to the no action request letter dated May 26, 2011 sent to the Securities and Exchange Commission by the Company. The Company contends that the Proposal may be excluded from the Company's 2011 proxy statement by virtue of Rules 14a-8(i)(11) (substantially duplicative of another proposal).

We have reviewed the Proposal, as well as the letter sent by the Company. Based upon the foregoing, as well as the relevant rule, it is our opinion that the Proposal is not excludable by virtue of the rule. A copy of this letter is being emailed concurrently to Robert T. Molinet, Corporate Vice President, FedEx.

ANALYSIS
THE PROPOSAL IS NOT SUBSTANTIALLY DUPLICATIVE

1. Summary

The Company argues that the political spending disclosure proposal by the Comptroller of the City of New York (Exhibit B) substantially duplicates the Proposal, stating that "The Staff has previously allowed a stockholder proposal to be excluded as substantially duplicative where both the stockholder proposal [the "Proposal"] and the prior stockholder proposal [the "other"] requested disclosure of the company's political contributions."

The Company mistakenly asserts that the Proposal's essential objective is to provide shareholders with information on the company's political giving; by contrast, the Proposal, from its title to its resolve clause is clearly intended to create an advisory shareholder franchise, the opportunity for shareholders to review and vote on an advisory

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

basis regarding company policies and implementation regarding electioneering contributions. As such, the Proposal is not substantially duplicated by the earlier proposal. The principal aim of the proposal is not fulfilled.

In addition, even the core elements of disclosure sought by the Proposal are not encompassed by the prior submitted proposal. Under the prior submitted proposal, the Company would divulge certain political contributions in arrears, but would not be required to disclose **anticipated** costs paid by the Company for electioneering communications or paid to various third parties, nor political donations made through the Federal Express Political Action Committee ("FedExPAC"), nor prepare and provide an analysis of congruency of spending with values or risks to company reputation, brand and shareholder value as sought by the Proposal. In the precedents cited by the company for substantially duplicative political spending proposals that were allowed to be excluded, the prior submitted proposals arguably encompassed the same range of disclosure elements, albeit with different venues or timing of disclosures. The same cannot be said for the present proposal. Therefore it is not excludable as substantially duplicative.

2. **The absence of a shareholder advisory vote in the prior submitted proposal means the current proposal cannot be deemed to be substantially duplicated.**

The principal thrust of the Proposal, from its title to its resolve clause, seeks for the Company to implement an advisory shareholder vote on electioneering contributions. This aim has been virtually ignored by the Company's letter to the Staff, dismissed in a single paragraph on page 5 of the Company's letter.

The current Proposal has at its core the notion of shareholder approval of electioneering contributions, which is a matter of no small importance to shareholders and society.

At least since the Supreme Court decision in ***Citizens United v. FEC*, 130 S. Ct. 876 (2010)** the issue of whether shareholders will be able to hold company management accountable for electioneering spending has become a high-profile social policy issue garnering a high level of interest in the media and in Congress. In the Supreme Court decision and dissents, extensive arguments were made regarding the rights of shareholders, and the impact that unchecked corporate electioneering expenditures might have on shareholder rights. The majority opinion delivered by Justice Kennedy asserted that the rationale of shareholder protection in the McCain-Feingold law, built around the notion of protecting dissenting shareholders against being required to make contributions to candidates against their interests, could instead be effectively addressed "through the procedures of corporate democracy." ***Citizens United*, 130 S. Ct at 916 (citing *Bellotti*, 435 U.S., at 794, 98 S. Ct. 1407, 55 L.Ed. 2d 707; see *id.*, at 794, n. 34, 98 S. Ct. 1407, 55 L. Ed. 2d 707).** Therefore even in the majority Supreme Court opinion, the present Proposal could have been anticipated as a potential shareholder response.

Under *Citizens United*, corporations can now spend corporate money directly or indirectly on communications that support or oppose candidates in federal elections as well as in all 50 states up until Election Day. Yet there are few clear standards about what corporate political spending would or would not be considered inappropriate or a waste of corporate assets from the standpoint of shareholders. As a result, the interest of corporate employees and shareholders could be at a point of divergence, with management increasingly spending money in the political process to support their favorite candidates in ways that are adverse to shareholders' interests both as shareholders, and as citizens participating in the political process.

In the absence of the approach taken by the Proposal, this new context leaves shareholders with few choices if they do not support the electioneering spending policies of a company. They can seek to vote the board out of office, or they can sell their shares. Many commentators have noted that this new development endangers the corporate governance process by potentially politicizing the relationship between shareholders and their companies, including in board elections, much more than ever before. For instance, an article in Forbes magazine noted,

> [D]o we want board elections to become referenda on management's political speech? Politicizing corporate elections will be bad for stockholders, managers, and the economy.... The answer is to mandate that corporations let stockholders vote annually on whether they want the company to exercise the rights that *Citizens United* gave them to get into political races. [1]

Shareholder Approval Models Under Debate Some commentators have suggested in the aftermath of *Citizens United* the U.S. should adopt the British approach. In the UK, political expenditures by corporations require disclosure of political spending directly to shareholders and consent of shareholders prior to political expenditures. The UK also establishes disclosure requirements, with all public companies required to include in the annual directors' report the amounts of the company's individual donations over a threshold amount and the identity of the recipient of each such donation.

Others such as Lucien Bebchuk and Robert Jackson[2] have suggested alternative models of shareholder approval. For instance, they suggest that a shareholder vote on political spending

---

[1]G. Ronald Gilson and Michael Klausner, *That's My Money You're Using*, Forbes, Mar. 29, 2010: http://www.forbes.com/forbes/2010/0329/opinions-citizens-united-corporate-shareholders-on-my-mind.html

[2]C. Lucian A. Bebchuk and Prof. Robert J. Jackson, Jr., *Corporate Political Speech: Who Decides?,* Harvard John M. Olin Discussion Paper Series, No. 676 (Sept. 2010); *124 Harvard Law Review 83-117, November 2010. http://ssrn.com/abstract=1670085See also Ciara Torres-Spelliscy, *Corporate Campaign Financing: Giving Shareholders a Voice,* Brennan Center for Justice at New York University School of Law (Jan. 27, 2010); D.Ciara Torres-Spelliscy, *Citizens United: Waking a Sleeping Giant,* Business Ethics, Oct. 21, 2010: http://business-ethics.com/2010/10/21/1304-citizens-united-waking-a-sleeping-giant/; Ciara Torres-Spelliscy, *To Fix the Supreme Court's Citizens United Decision, Copy the Brits,* U.S. News & World Report, Mar. 9, 2010: http://www.usnews.com/opinion/articles/2010/03/09/to-fix-the-supreme-courts-citizens-united-decision-copy-the-brits

"could apply either for a given year or until replaced by a subsequent resolution. For example, shareholders could direct that the corporation may not spend funds for certain types of political purposes (such as judicial campaigns or the election of a particular candidate) or that the corporation must follow certain principles in allocating whatever budget is authorized." Their article also discusses the protection of the minority shareholder, making it appropriate to require a supermajority of shareholder support -- three-fifths, two-thirds, three-quarters, or four-fifths of the votes cast — to support electioneering spending.

The Shareholders' Protection Act(H.R.4790) pending in Congress in response to *Citizens United* would amend the Securities Exchange Act of 1934 to require in each public company's annual proxy statement a description of the specific nature of any expenditures for political activities proposed by the issuer for the forthcoming fiscal year not previously approved, to the extent known to the issuer, and including the total amount of such proposed expenditures, and providing for a separate shareholder vote to authorize such proposed expenditures.

The leading advocacy organization on corporate political spending accountability makes a strong distinction between the two proposals.

It is notable that the proposal previously submitted by the Comptroller of the City of New York follows the model of political spending disclosure proposals submitted by the Center for Political Accountability, a leading advocacy organization on corporate political spending disclosure, while the proposal submitted by the Proponent largely follows the model of a shareholder advisory vote proposal submitted by the Proponent to Home Depot. Notably, the Center for Political Accountability does not find the two proposals to be substantially duplicative–in fact, in its April newsletter, it asserted that the current proposal model raised significant questions for it. By contrast, see John Bogle, Founder of Vanguard Funds supporting this proposal's model at Home Depot.

The recent staff decision in Home Depot provides further logical support for finding that the current proposal is not substantially duplicative.

Further evidence that this proposal cannot be considered to be substantially duplicative comes from the precedent of the recent decision of the staff in *Home Depot* (March 25, 2011). Home Depot had argued that it had substantially implemented the proposal on a shareholder advisory vote by implementing the political spending principles of the Center for Political Accountability. The staff rejected that argument. As such, this means that if the previously submitted proposal in this matter were voted on and implemented by the company, it would still not have accomplished "substantial implementation" of the present proposal. It stands to reason logically then that the previous proposal also must not "substantially duplicate" the present proposal.

3. Staff precedents do not support exclusion of the proposal.

The Staff precedents cited by the company on political disclosure and substantial duplication effectively demonstrate why the present matter does not constitute substantial duplication.

In *Occidental Petroleum Corp.*(February 25, 2011)and Citigroup Inc. (January 28, 2011) the stockholder proposal requested disclosure of lobbying expenditures, and the earlier proposal requested disclosure of a broader category of spending "political expenditures" which the company asserted was broad enough to encompass the lobbying spending. Therefore the earlier proposal encompassed the disclosures requested by the latter proposal and was found to be substantially duplicative. In *Ford Motor Company* (February 15, 2011) the proposal requested semiannual release of a report on the company website on political contributions and expenditures, while the earlier proposal simply requested such disclosures be made one time by the management in certain listed newspapers. In summary, what made the particular disclosure proposals substantially duplicated were that in each instance a disclosure proposal was submitted and the items it sought were largely or entirely encompassed in the disclosures sought in the previously submitted proposal, albeit with some differences about when and how those disclosures would be made.

In contrast to those proposals, in the present instance the previously submitted proposal does not meet the principal thrust–namely a mechanism for shareholders to offer an advisory opinion through the proxy process on electioneering contributions, informed by a set of documentations and disclosures in the proxy. In addition, the previously submitted proposal cannot be reasonably argued to encompass many of the key disclosure points contained in the Proponent's proposal, including disclosure of ***anticipated*** expenses, analysis of congruency of the spending with stated values of the company, PAC spending, and analysis of risks to the company's reputation.

Viewing many of the Staff precedents under rule 14a-8(i)(11), further makes it clear that some level of topical overlap is not a fatal flaw as long as the principal thrust of the resolutions remains distinctive:

- In *Exxon Mobil Corporation* (March 5, 2004), the Staff found that a resolution was not duplicative under Rule 14a-8(i)(11) when two shareholder proposals dealt with political partisanship. The resolution at issue requested an annual report containing information about the company's political contributions, while another proposal on the proxy asked the company to avoid political partisanship by avoiding particular practices. Again, as in the present resolution, a bit of topical overlap was not a fatal flaw.

- In *Verizon Communications Inc.* (February 23, 2006), the Staff found that a resolution was not duplicative under Rule 14a-8(i)(11) when two shareholder proposals dealt with aspects of board membership. The resolution at issue requested that the board of directors adopt a policy that Verizon would not nominate two or more persons for election to its board who sit together as members of another board, while another proposal on the proxy urged an amendment to Verizon's corporate guidelines that two-thirds of the board would be independent of the company.

- In *AT&T Corp.* (March 2, 2005), the Staff found that a resolution was not duplicative under Rule 14a-8(i)(11) when three shareholder proposals dealt with shareholder approval for severance or retirement arrangements with senior executives. The proposal addressed executive benefits to be paid upon retirement, while the other two proposals addressed golden parachute severance arrangements, i.e. compensation and other benefits to be paid to executives upon involuntary termination of their employment.

- In *Bristol-Myers Squibb Company* (February 18, 2005), the Staff found that a resolution was not duplicative under Rule 14a-8(i)(11) when two shareholder proposals dealt with political contributions. The proposal in question recommended the publication of political contributions in the *Wall Street Journal* and *USA Today*, while the other proposal on the proxy requested that the Board adopt a policy to report annually to shareholders on corporate resources devoted to supporting political entities or candidates and be posted on the company's website.

- In *Time Warner Inc.* (February 17, 2005), the Staff found that a resolution was not duplicative under Rule 14a-8(i)(11) when two shareholder proposals dealt with majority voting. The proposal in question requested that the Board of Directors initiate the process to amend the Company's governance documents to provide that director nominees would be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, while the other proposal called for a majority vote on each issue that could be subject to shareholder vote.

4. Not even the disclosure requirements of the Proposal are substantially duplicated.

Summary of the Proposal's Disclosure Requirements.

In addition to the shareholder advisory vote, the Proposal would request that the Company establish a policy under which **the proxy statement for each annual meeting** would contain a report on current policies on electioneering contributions, how those policies are implemented through past and future planned expenditures, **including FedExPAC political contributions** and that the proxy also contain an **analysis of potential issues of congruency with stated company values or policy** for these political contributions (past and future). The Proposal also recommends including an **analysis of risks to the Company's brand, reputation or shareholder value.** The following is a more detailed discussion of these missing elements of the previously submitted proposal.

Retrospective versus prospective reporting. In contrast to the present proposal requesting prospective disclosure of anticipated expenses, the previously submitted proposal has only requested a report disclosing policies and political contributions in arrears.

PAC Contributions. The previously submitted proposal does not encompass political contributions made by the FedExPAC, since these are not technically considered to be expenditures by "the company," either directly or indirectly. Yet these expenditures are determined by senior management. Past FedExPAC political contributions are currently disclosed by Federal law, however, specific inclusion of the FedExPAC (past and future) political contributions are omitted in the previously submitted proposal. This becomes especially relevant to the current proposal because it is then integrated to the analysis of congruency with corporate values and the shareholder advisory vote.

Assessment of Congruency With Values. The information that has been made available by the Company in the federal PAC disclosures raised the questions for the Proponent about the need for all contributions by the company and its PAC to be assessed for congruency of values with company policy.

Of particular concern to the Proponent, as expressed at length in the whereas clauses and resolve clause of the proposal, is the degree to which the Company or its PAC engage in political contributions related to its commitment to non-discrimination on gender and sexual orientation. As will be discussed below, these are issues which have had an impact on the Target Corporation, embroiling it in controversy due to electioneering contributions inconsistent with that company's values in this same issue area.

Though FedEx states that "The FedExPAC contributes to the **campaigns of candidates who share the company's views on public policy;**" the Proponent has identified many contributions made by the Company in the previous year that are seemingly incongruent with Company policies, values and publically stated views. The Company has a clear and firm non-discrimination policy, "... will not tolerate certain behaviors. [...including] harassment, violence, intimidation and discrimination of any kind involving race, color, religion, national origin, sex, sexual orientation, gender identity, age, disability, veteran status, marital status (where applicable), ..." and the Company has announced that "FedEx will offer health insurance benefits for same-sex domestic partners starting Jan. 1, 2012." [http://www.commercialappeal.com/news/2010/may/24/memphis-based-fedex-offer-insurance-same-sex-domes/]This announcement followed a letter to the Proponent dated May 27, 2010 (Exhibit C) which expanded on the definition of same-sex domestic partners to include "same-sex mar[r]iage or civil union relationships as permitted by state law" signed by Robert T. Molinet, FedEx Corporation.

Based upon these statements, the Proponent believes that the following contributions made by the FedExPAC seem to be incongruent with the Company's stated values:

- David Vitter for US Senate ($6,500 in 2009/2010): A sitting US Senator, David Vitter was an original co-author and voted for a federal constitutional amendment, the "Marriage Protection Amendment", that would potentially eliminate same-sex marriage in all states, in direct violation of the FedEx commitment to provide same-sex marriage benefits in states where it is legal. [http://vitter.senate.gov/public/index.cfm?FuseAction=PressRoom.Articles&ContentRecord_id=45877250-6d36-4e4c-814d-d2037f75b51f&Region_id=&Issue_id=4e6022c5-5ff1-4d9b-b7bb-06f085f91c61]

- Additional **co-sponsors** of the "Marriage Protection Amendment" in the US Senate receiving political donations include:

  - Brownback for President, Inc. (**$2,500** in 2009/2010)
  - Chambliss for Senate (**$1,000** in 2009/2010)
  - Michael D. Crapo/Mike Crapo for US Senate (**$7,500** in 2009/2010)
  - James W. Demint/Team Demint (**$3,000** in 2009/2010)
  - Michael B. Enzi (**$1,000** in 2009/2010)
  - John Hardy Isakson (**$10,000** in 2009/2010)
  - Pat Roberts (**$7,000** in 2009/2010 and an additional **$1,000** in 2011/2012 as of June 10, 2011)
  - Friends of John Thune (**$7,500** in 2009/2010 and an additional **$2,000** in 2011/2012 as of June 10, 2011)

- US Senators supported by FedEx political donations also voted against the repeal of the federal "Don't Ask Don't Tell" law (and for continued discrimination of US military personnel based on sexual orientation): David Vitter ($6,500), John Thune ($7,500), Pat Roberts ($7,000), Jim Risch ($3,500), John McCain ($10,000), Richard Lugar ($1,000), John Isakson ($10,000), Kay Bailey Hutchison ($1,000), Charles Grassley ($10,000), Michael Enzi ($1,000), Jim DeMint ($3,000), Michael Crapo ($7,500), Thad Cochran ($3,000), Tom Coburn ($10,000), Saxby Chambliss ($1,000), Sam Brownback ($2,500), John Barrasso ($1,000).

- US Member of the Congress supported by FedEx political donations also voted against the repeal of the federal "Don't Ask Don't Tell" law (and for continued discrimination of US military personnel based on sexual orientation): Edward Whitfield ($1,000), Lynn Westmoreland ($1,000), Fred Upton ($3,000), Pat Tiberi ($10,000), Gene Taylor ($6,000), Bill Shuster ($1,000), John Shimkus ($3,000), F. James Sensenbrenner ($1,000), Aaron Schock ($4,500), Paul Ryan ($9,500), Mike Ross ($10,000), Tom Rooney ($2,500), Harold Rogers ($7,000), Tom Price ($3,500), Tom Petri ($7,000), Mike Pence ($3,000), Sue Myrick ($10,000), Tim Murphy ($9,000), Jerry Moran ($5,000), John Mica ($10,000), Howard McKeon ($5,000), Mike McIntyre ($2,000), Michael McCaul ($2,000), Kevin McCarthy ($1,000), Connie Mack ($2,000), Dan Lungren ($5,000), Blaine Luetkemeyer ($1,000), Jerry Lewis ($4,500), Christopher Lee ($2,000), Robert Latta ($1,000), Tom Latham ($8,500), John Kline ($2,500), Peter King ($3,500), Jim

Jordan ($1,000), Sam Johnson ($1,500), Darrell Issa ($3,000), Duncan Hunter ($1,000), Sam Graves ($2,500), Scott Garrett ($2,000), Trent Franks ($1,000), John Duncan ($8,500), Travis Childers ($5,000), John Carter ($1,000), Eric Cantor ($10,000), Dave Camp ($5,000), Ken Calvert ($4,000), Bobby Bright ($2,500), Kevin Brady ($1,500), Charles Boustany ($2,000), John Boozman ($10,000), John Boehner ($10,000), Roy Blunt ($7,500), Marsha Blackburn ($10,000), Gus Bilirakis ($3,000), Joe Barton ($3,000), Spencer Bachus ($1,500), Robert Aderholt ($1,000).

Considering the public and shareholder outcry experienced by Target Corporation last summer as a result of similarly misaligned contributions, the Proponent's resolution appropriately asks the Company to delve more deeply into its contribution evaluation procedures. Proponents believe that a more in-depth evaluation of the congruency of the public beliefs, statements, and actions of potential contribution recipients with company values will protect Company value and reduce potential risks to the Company and its shareholders.

Impact of this issue at Target demonstrates importance of congruency analysis.

It is worth noting the impact of a July 2010 donation made by Target Corporation to the political group Minnesota Forward. This sizeable donation ($150,000) caused one of the worst public demonstrations of unrest with a public corporation. Target, a corporation well-known as a "gay ally" and applauded for its treatment of gay employees, claimed that it contributed to Minnesota Forward, which backs a gubernatorial candidate known for standing against gay marriage, because of the candidate's position on "creating a positive environment for businesses, not [the candidate's] stance on social issues."[3] Target's argument fell on deaf ears across the nation. Target customers, employees, and shareholders who are gay rights supporters felt betrayed by the company, which provides domestic partner healthcare benefits and supports the Twin Cities Pride annual celebration. The fact that it supported a candidate whose political motives were incongruent with the company's clear values resulted in boycotts, protests, and required both a public apology and a commitment from the management that they would begin a "strategic review and analysis of our decision-making process for financial contributions in the public policy arena."[4]

Target was subject to substantial high visibility media criticizing the company and discussing its reputational damage. See for instance:

Bloomberg Businessweek: "Target's Off-Target Campaign Contribution"

> … gay-rights advocates saw the donation as a betrayal by Target, which has long cultivated support among gays by, for example, providing health benefits to domestic partners and sponsoring Twin Cities Pride, an annual celebration. Since the contribution became public, as required under Minnesota law, calls for a boycott and

[3] http://www.cbsnews.com/8301-503544_162-20011983-503544.html
[4] http://www.businessweek.com/magazine/content/10_33/b4191032682244.htm

> other protests have mounted on YouTube (GOOG) and Facebook. "We feel betrayed," says Jeffrey Henson of Portland, Ore., who started an anti-Target Facebook group that has almost 40,000 followers. Protesters have also stood outside Target stores with placards denouncing the company.[5]

USA Today:"Target Apologizes for Political Donation in Minnesota"

> ST. PAUL — The head of Target Corp. (TGT) apologized Thursday for a political donation to a business group backing a conservative Republican for Minnesota governor, which angered some employees and sparked talk of a customer boycott.
>
> OutFront Minnesota, a gay-rights advocacy group, posted an open letter urging Target to take back its money from MN Forward. And "Boycott Target" Facebook groups began to appear.[6]

Forbes (listing the Target contribution as one of the worst of 2010)[7]

5. Conclusion

The Commission has made it clear that under Rule 14a-8(g) that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." The Company has not met that burden that the Proposal is excludable under Rule 14a-8(i)(11).Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request. Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc:

Julie Goodridge, NorthStar Asset Management, Inc. Funded Pension Plan
Robert T. Molinet, FedEx

---

[5] http://www.businessweek.com/magazine/content/10_33/b4191032682244.htm

[6] Target apologizes for political donation in Minnesota, http://www.usatoday.com/money/industries/retail/2010-08-05-target-campaign-donation_N.htm

[7] http://blogs.forbes.com/larryreibstein/2011/01/05/goldman-target-rapped-for-worst-contributions-in-2010/

EXHIBIT A

Text of the Shareholder Proposal

Shareholder Advisory Vote on Electioneering Contributions

Whereas, the Supreme Court ruling in *Citizens United v. Federal Election Commission* (*Citizens United*) interpreted the First Amendment right of freedom of speech to include certain corporate political expenditures involving "electioneering communications," and striking down elements of the previously well-established McCain-Feingold law;

Whereas *Citizens United* is viewed by some as having eroded a wall that has stood for a century between corporations and electoral politics (e.g., *New York Times* editorial, "The Court's Blow to Democracy" on January 21, 2010);

Whereas, in July 2010 Target Corporation donated $150,000 to the political group Minnesota Forward, which was followed by a major national controversy with demonstrations, petitions, threatened boycotts and considerable negative publicity;

Whereas, "FedEx actively participates in the political process with the ultimate goal of promoting and protecting the economic future of the company and our stockholders and employees;"

Whereas, proponents believe the FedEx Corporation should establish policies that minimize risk to the firm's reputation and brand through possible future missteps in corporate electioneering;

Whereas, "A committee composed of appropriate members of FedEx senior management decides which candidates, campaigns and committees the FedExPAC will support based on a nonpartisan effort to advance and protect the interests of the company and our stockholders and employees;"

Whereas, the FedEx Corporation has a firm nondiscrimination policy which states, "Our greatest asset is our people. We are committed to providing a workplace where you are respected, satisfied and appreciated. Our policies are designed to promote fairness and respect for everyone. We hire, evaluate and promote employees... based on their skills and performance. [...] we expect everyone to treat others with dignity and respect and will not tolerate certain behaviors. [...including] harassment, violence, intimidation and discrimination of any kind involving race, color, religion, national origin, sex, sexual orientation, gender identity, age, disability, veteran status, marital status (where applicable), or any other characteristic protected under federal, state or local law."

Resolved: Shareholders recommend that the Board of Directors adopt a policy under which the proxy statement for each annual meeting will contain a proposal describing:

- the Company's and FedExPAC policies on electioneering and political contributions and communications,
- any specific expenditures for these electioneering and political contributions and communications known to be anticipated during the forthcoming fiscal year,
- the total amount of anticipated expenditures,
- a list of specific electioneering expenditures made in the prior fiscal year,
- management's analysis of the congruency of those policies and such expenditures with company values and policies;
- and providing an advisory shareholder vote on those policies and future plans.

Supporting Statement: Proponents recommend that the annual proposal also contain management's analysis of risks to our company's brand, reputation, or shareholder value."Expenditures for electioneering communications" means spending directly, or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.

Exhibit B
Previously submitted proposal by
Comptroller of the City of New York

Resolved, that the shareholders of FedEx Corporation ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

   b. The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of FedEx, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

FedEx contributed at least $3.3 million in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations for political purposes. This would bring our Company in line with a growing number of leading companies, including Aetna, American Electric Power and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.

Exhibit C

Letter from FedEx to Proponent Defining Same-sex Partnerships

Robert T. Molinet
Corporate Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7029
Mobile 901.299.7620
Fax 901.818.7119
rtmolinet@fedex.com


FedEx
Corporation

VIA E-MAIL (*jgoodridge@northstarasset.com*)

May 27, 2010

Julie N.W. Goodridge
President
NorthStar Asset Management, Inc.
P.O. Box 301840
Boston, MA 02130

Subject: ***Withdrawal of Stockholder Proposal of Northstar Asset Management***

Dear Julie:

Following up on our conversation yesterday, this letter confirms that FedEx Corporation will extend our health care benefits to same-sex domestic partners (including same-sex mariage or civil union relationships as permitted by state law) of all of our U.S.-based employees, beginning January 1, 2012. For your reference, I have attached a media report on our change in policy.

Accordingly, we ask that you withdraw your shareholder proposal by signing the attached form and returning it to me at your earliest convenience. If you have any questions, please call me.

I look forward to continuing our dialog.

Sincerely,

FEDEX CORPORATION



Robert T. Molinet

Attachments

[823620]

Robert T. Molinet
Corporate Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7029
Mobile 901.299.7620
Fax 901.818.7119
rtmolinet@fedex.com


Corporation

VIA E-MAIL

May 26, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: **FedEx Corporation—Omission of Stockholder Proposal Relating to the Disclosure of Political Contributions**

Ladies and Gentlemen:

The purpose of this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that FedEx Corporation intends to omit from its proxy statement and form of proxy for the 2011 annual meeting of its stockholders (the "2011 Proxy Materials") the stockholder proposal and supporting statement attached hereto as **Exhibit A** (the "Stockholder Proposal"), which was submitted by the NorthStar Asset Management, Inc. Funded Pension Plan (the "Proponent") on April 15, 2011. Related correspondence is also attached to **Exhibit A**.

We believe that the Stockholder Proposal may be excluded from our 2011 Proxy Materials pursuant to Rule 14a-8(i)(11) because it is substantially duplicative of a previously submitted stockholder proposal that will be included in our 2011 Proxy Materials. We hereby respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if we exclude the Stockholder Proposal from our 2011 Proxy Materials.

In accordance with Rule 14a-8(j), we are:

- submitting this letter not later than 80 days prior to the date on which we intend to file definitive 2011 Proxy Materials; and

- simultaneously providing a copy of this letter and its exhibits to the Proponent, thereby notifying it of our intention to exclude the Stockholder Proposal from our 2011 Proxy Materials.

The Stockholder Proposal

The Stockholder Proposal states:

"**Resolved:** Shareholders recommend that the Board of Directors adopt a policy under which the proxy statement for each annual meeting will contain a proposal describing:

- the Company's and FedExPAC policies on electioneering and political contributions and communications,
- any specific expenditures for these electioneering and political contributions and communications known to be anticipated during the forthcoming fiscal year,
- the total amount of anticipated expenditures,
- a list of specific electioneering expenditures made in the prior fiscal year,
- management's analysis of the congruency of those policies and such expenditures with company values and policies;
- and providing an advisory shareholder vote on those policies and future plans."

We received the Stockholder Proposal on April 15, 2011.

New York Comptroller Proposal

We received a stockholder proposal from the Comptroller of the City of New York ("New York Comptroller Proposal") on April 1, 2011, which is substantially similar to the Stockholder Proposal. The New York Comptroller Proposal, a copy of which is attached as **Exhibit B**, states:

"**Resolved,** that the shareholders of FedEx Corporation ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

b. The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website."

We intend to include the New York Comptroller Proposal in our 2011 Proxy Materials, as we received it first.

Analysis

a. Established Commission and Staff Precedent

Under Rule 14a-8(i)(11), a stockholder proposal may be excluded from a company's proxy materials if the stockholder proposal substantially duplicates another stockholder proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting. The Securities and Exchange Commission (the "Commission") has stated that Rule 14a-8(i)(11) was adopted, in part, to eliminate the possibility that shareholders would have to consider two or more substantially identical proposals submitted by proponents acting independently of each other. *See Securities Exchange Act Release No. 34-12598* (July 7, 1976).

The Staff has previously allowed a stockholder proposal to be excluded as substantially duplicative where both the stockholder proposal and the prior stockholder proposal requested disclosure of the company's political contributions. *See Occidental Petroleum Corp.* (Feb. 25, 2011) (stockholder proposal requesting an annual report disclosing company policies and procedures for lobbying contributions and expenditures and payments used for lobbying communications substantially duplicates an earlier stockholder proposal requesting the board to prepare a review of the company's political expenditures and spending processes and present a report to investors by a certain date); *Ford Motor Co.* (Feb. 15, 2011) (stockholder proposal requesting the semi-annual release of a report on the company website disclosing the company's policies and procedures for political contributions and expenditures as well as actual amounts of political contributions substantially duplicates an earlier stockholder proposal requesting disclosure of the amount of corporate dollars being spent for political purposes and the political causes seeking to be promoted by management in the use of such political contribution funds); *CitiGroup Inc.* (Jan. 28, 2011) (stockholder proposal requesting an annual report regarding lobbying contributions and expenditures substantially duplicates an earlier stockholder proposal requesting a semi-annual report regarding political contributions); *General Motors Corp.* (Apr. 5, 2007) (stockholder proposal requesting the company to provide a report disclosing company policies and procedures for political contributions and expenditures substantially duplicates an earlier stockholder proposal requesting the publication of a detailed statement of each contribution made within the prior year in respect of a political campaign, party, referendum or initiative or other attempts to influence legislation); *Lehman Brothers Holdings, Inc.* (Jan. 12, 2007) (stockholder proposal requesting the semi-annual publication on the company website of a report outlining the company policies and procedures for political contributions and expenditures made with corporate funds and detailing the political contributions and expenditures made by the company substantially duplicates an earlier stockholder proposal requesting the publication of an annual detailed report of the company's political contributions and expenditures in newspapers of general circulation).

Two stockholder proposals need not be identical in order to provide a basis for exclusion under Rule 14a-8(i)(11). The stockholder proposals can differ in terms of the breadth and scope of the subject matter, so long as the principal thrust or focus is substantially the same.

b. Application of Commission and Staff Precedent to the Stockholder Proposal

As discussed below, application of Commission and Staff standards to the Stockholder Proposal supports our conclusion that the Stockholder Proposal substantially duplicates the New York Comptroller Proposal, and, accordingly, should be excluded from our 2011 Proxy Materials.

The Stockholder Proposal substantially duplicates the New York Comptroller Proposal because the principal thrust and focus of the two stockholder proposals are identical: to publicly provide details related to our political contributions with respect to governing policies and actual spending. The two stockholder proposals seek to have FedEx report on our policies regarding political contributions; our direct and indirect contributions and expenditures used to influence the political process at the federal, state and local levels; the amount and recipient of such contributions or expenditures; and management's involvement and decision-making process regarding the political contributions. The stockholder proposals' main goals and purposes are substantially similar in seeking the same type of information to achieve the same objective.

Both stockholder proposals contain supporting statements discussing perceived shareholder interest in making more transparent the internal process by which we determine how to make political contributions and expenditures at all levels of government, our involvement in other forms of political communications and specific details with respect to political spending itself. Both supporting statements urge public reporting and indicate that the absence of this disclosure presents risks to FedEx's brand reputation and shareholder value. The New York Comptroller Proposal states: "As long-term shareholders of FedEx, we support transparency and accountability in corporate spending on political activities....Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value." The Stockholder Proposal states: "[P]roponents believe the [sic] FedEx Corporation should establish policies that minimize risk to the firm's reputation and brand through possible future missteps in corporate electioneering."

The two stockholder proposals seek information regarding electioneering and political expenditures, in other words "nondeductible expenses," under the Internal Revenue Code

Section 162(e). Section 162(e) encompasses both direct and indirect corporate activities by covering intervention in political campaigns (independent expenditures, electioneering communications, political contributions to candidates, etc.), payments to influence legislation (lobbying), influencing the general public (grassroots), and direct communications with executive branch officials to influence official action (lobbying). The Stockholder Proposal, defines "expenditures for electioneering communications" as "spending *directly, or through a third party*,...which [is] reasonably susceptible to interpretation as in support of or opposition to a specific candidate" (emphasis added), which directly correlates with the New York Comptroller Proposal's request for a reporting of "monetary and non-monetary contributions and expenditures *(direct and indirect)* used to participate or intervene in any political campaign...." (emphasis added).

In addition to the similar reference to direct and indirect contributions and expenditures, both stockholder proposals also reference funds used for "electioneering communications" as a focal point of the information being sought. The Stockholder Proposal specifically defines "expenditures for electioneering communications," as noted above. The supporting statement of the New York Comptroller Proposal notes: "[Corporate spending on political activities] include[s] any activity considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or *electioneering communications* on behalf of federal, state or local candidates." (emphasis added).

We recognize that differences exist between the two stockholder proposals – including the request for shareholders to be provided an annual advisory vote on our political contribution policies and plans and a discussion on anticipated political spending appearing in the Stockholder Proposal, as well as the method and regularity by which we would report to shareholders on our political contributions. However, we believe that despite these differences, because both stockholder proposals seek substantially the same outcome, the focus and thrust of the stockholder proposals are duplicative.

A FedEx shareholder reading these two stockholder proposals would perceive that both stockholder proposals are requesting substantially the same information on our political expenditures. To allow both of these stockholder proposals to be included in our 2011 Proxy Materials would be confusing to shareholders and frustrate the policy behind Rule 14a-8(i)(11). Shareholders would rightfully ask what substantive differences exist between the Stockholder Proposal and the New York Comptroller Proposal. According to the line of no-action requests referred to above, the test is not whether the stockholder proposals request identical action, but rather whether the focus and thrust of the stockholder proposals are substantially duplicative. Clearly, in this instance, not only are the thrust and focus of the stockholder proposals substantially similar – namely, that we report on our political spending – but many of the specifics requested by each stockholder proposal are substantially similar as well. This situation is precisely the type of shareholder confusion that Rule 14a-8(i)(11) was intended to eliminate. Consequently, because the Stockholder Proposal was received after the substantially duplicative New York Comptroller Proposal, which we intend to include in our 2011 Proxy Materials, the Stockholder Proposal may be excluded under Rule 14a-8(i)(11).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff agree that we may omit the Stockholder Proposal from our 2011 Proxy Materials.

If you have any questions or would like any additional information, please feel free to call me. Thank you for your prompt attention to this request.

Very truly yours,

FedEx Corporation



Robert T. Molinet

Attachments

cc: NorthStar Asset Management, Inc. Funded Pension Plan
c/o Julie N.W. Goodridge
President
NorthStar Asset Management Inc.
jgoodridge@northstarasset.com

[876729]

Exhibit A

The Stockholder Proposal and Related Correspondence


NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY RESPONSIBLE PORTFOLIO MANAGEMENT

April 15, 2011

Ms. Christine P. Richards
Executive Vice President, General Counsel and Secretary
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Ms. Richards:

Considering the recent Supreme Court decision of *Citizens United v. Federal Election Commission* and this past summer's public backlash against corporate political spending, we are concerned about our Company's potential exposure to risks caused by our future electioneering contributions.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of more than $2,000 worth of shares of FedEx Corporation common stock held for more than one year, the NorthStar Asset Management Funded Pension Plan is submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of the General Rules, the enclosed shareholder proposal. The proposal requests that the Board of Directors adopt a policy under which shareholders are given an advisory vote on our Company's electioneering contributions.

As required by Rule 14a-8, the NorthStar Asset Management, Inc Funded Pension Plan has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. I or my appointed representative will be present at the annual meeting to introduce the proposal.

A commitment from FedEx Corporation to create a policy providing an advisory shareholder vote on electioneering contributions will allow this resolution to be withdrawn. We believe that this proposal is in the best interest of our Company and its shareholders.

Sincerely,



Julie N.W. Goodridge
President

Encl.: shareholder resolution

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Shareholder Advisory Vote on Electioneering Contributions

Whereas, the Supreme Court ruling in *Citizens United v. Federal Election Commission* (*Citizens United*) interpreted the First Amendment right of freedom of speech to include certain corporate political expenditures involving "electioneering communications," and striking down elements of the previously well-established McCain-Feingold law;

Whereas *Citizens United* is viewed by some as having eroded a wall that has stood for a century between corporations and electoral politics (e.g., *New York Times* editorial, "The Court's Blow to Democracy" on January 21, 2010);

Whereas, in July 2010 Target Corporation donated $150,000 to the political group Minnesota Forward, which was followed by a major national controversy with demonstrations, petitions, threatened boycotts and considerable negative publicity;

Whereas, "FedEx actively participates in the political process with the ultimate goal of promoting and protecting the economic future of the company and our stockholders and employees;"

Whereas, proponents believe the FedEx Corporation should establish policies that minimize risk to the firm's reputation and brand through possible future missteps in corporate electioneering;

Whereas, "A committee composed of appropriate members of FedEx senior management decides which candidates, campaigns and committees the FedExPAC will support based on a nonpartisan effort to advance and protect the interests of the company and our stockholders and employees;"

Whereas, the FedEx Corporation has a firm nondiscrimination policy which states, "Our greatest asset is our people. We are committed to providing a workplace where you are respected, satisfied and appreciated. Our policies are designed to promote fairness and respect for everyone. We hire, evaluate and promote employees...'based on their skills and performance. [...] we expect everyone to treat others with dignity and respect and will not tolerate certain behaviors. [...including] harassment, violence, intimidation and discrimination of any kind involving race, color, religion, national origin, sex, sexual orientation, gender identity, age, disability, veteran status, marital status (where applicable), or any other characteristic protected under federal, state or local law."

Resolved: Shareholders recommend that the Board of Directors adopt a policy under which the proxy statement for each annual meeting will contain a proposal describing:

- the Company's and FedExPAC policies on electioneering and political contributions and communications,
- any specific expenditures for these electioneering and political contributions and communications known to be anticipated during the forthcoming fiscal year,
- the total amount of anticipated expenditures,
- a list of specific electioneering expenditures made in the prior fiscal year,
- management's analysis of the congruency of those policies and such expenditures with company values and policies;
- and providing an advisory shareholder vote on those policies and future plans.

Supporting Statement: Proponents recommend that the annual proposal also contain management's analysis of risks to our company's brand, reputation, or shareholder value. "Expenditures for electioneering communications" means spending directly, or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.

Robert Molinet

From: Robert Molinet
Sent: Monday, April 25, 2011 4:53 PM
To: 'jgoodridge@northstarasset.com'
Subject: Shareholder Proposal - FedEx
Attachments: 20110425165351272.pdf

Julie -- Please see attached letter requesting verification of stock ownership information.

Also, I'd like to talk to you about your proposal. Are you available early next week to discuss?

Thanks, Rob

Robert T. Molinet
Corporate Vice President - Securities & Corporate Law
FedEx Corporation

Robert T. Molinet
Corporate Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7029
Mobile 901.299.7620
Fax 901.818.7119
rtmolinet@fedex.com


Corporation

VIA E-MAIL (*jgoodridge@northstarasset.com*)

April 25, 2011

Julie N.W. Goodridge
President
Northstar Asset Management Inc.
P.O. Box 301840
Boston, Massachusetts 02130

Subject: ***Stockholder Proposal of NorthStar Asset Management, Inc. Funded Pension Plan (the "Plan")***

Dear Ms. Goodridge:

We received the stockholder proposal dated April 15, 2011 that you submitted on behalf of the Plan. You asked that all questions or correspondence regarding the proposal be directed to your attention.

Pursuant to Rule 14a-8(b)(1) under the Securities Exchange Act of 1934, in order to be eligible to submit a proposal, the Plan must have continuously held at least $2,000 in market value, or 1%, of FedEx Corporation common stock for at least one year as of the date the proposal was submitted.

The Plan did not appear in our records as a registered stockholder. As required by Rule 14a-8(b)(2), please provide a written statement from the record holder of the Plan's shares verifying that, as of the date the proposal was submitted, the Plan had continuously owned the requisite shares of FedEx Corporation common stock for at least one year. For your convenience, I have attached a copy of Rule 14a-8.

Please send the statement to my attention. Rule 14a-8(f) provides that your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter.

If you have any questions, please call me.

Sincerely,

FEDEX CORPORATION



Robert T. Molinet

Attachment

[869066]

Robert Molinet

From: Mari Schwartzer [mschwartzer@northstarasset.com]
Sent: Tuesday, April 26, 2011 1:40 PM
To: Robert Molinet
Cc: Julie Goodridge
Subject: RE: Shareholder Proposal - FedEx
Attachments: FDX Coverletter for proof 2011.pdf; FedEx proof of ownership.pdf

Hi Rob,
Please see the two attachments of our cover letter and our proof of ownership letter from the brokerage firm. Please confirm receipt at your earliest convenience.

Thank you in advance,
Mari

Mari C. Schwartzer
Assistant for Client Services and Shareholder Activism
NorthStar Asset Management, Inc.
PO Box 301840
Boston, MA 02130
p: (617) 522-2635
f: (617) 522-3165
mschwartzer@northstarasset.com

From: Julie Goodridge
Sent: Monday, April 25, 2011 6:27 PM
To: Mari Schwartzer
Subject: FW: Shareholder Proposal - FedEx

Julie N.W. Goodridge
NorthStar Asset Management, Inc.
P.O. Box 301840
Boston, MA 02130
(617) 522-2635

www.northstarasset.com

From: Robert Molinet [mailto:rtmolinet@fedex.com]
Sent: Monday, April 25, 2011 5:53 PM
To: Julie Goodridge
Subject: Shareholder Proposal - FedEx

Julie -- Please see attached letter requesting verification of stock ownership information.

Also, I'd like to talk to you about your proposal. Are you available early next week to discuss?

Thanks, Rob

Robert T. Molinet
Corporate Vice President - Securities & Corporate Law
FedEx Corporation


NORTHSTAR ASSET MANAGEMENT INC

Robert T. Molinet
Corporate Vice President - Securities & Corporate Law
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Mr. Molinet:

Thank you for your letter dated April 25, 2011 in response to our shareholder proposal filed on April 15, 2011. Enclosed, please find a letter from our brokerage, MorganStanley SmithBarney, verifying that the NorthStar Funded Pension Plan has held the requisite amount of stock in FedEx Corporation for more than one year prior to filing the shareholder proposal. As previously stated, we intend to continue to hold these shares through the next shareholder meeting.

Should you need anything further, do not hesitate to contact me at (617) 522-2635 or mschwartzer@northstarasset.com. Thank you in advance for your attention to this matter.

Sincerely,



Mari C. Schwartzer
Assistant for Client Services and Shareholder Advocacy

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

35 Village Road, Suite 601
PO Box 766
Middleton, MA 01949
tel 978 739 9600
fax 978 739 9650
toll free 800 730 3326

MorganStanley
SmithBarney

April 26, 2011

Robert T. Molinet
Corporate Vice President - Securities & Corporate Law
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Mr. Molinet:

MorganStanley Smith Barney acts as the custodian for the NorthStar Asset Management, Inc. Funded Pension Plan. As of April 15, 2011, the NorthStar Funded Pension Plan held 138 shares of FedEx common stock valued at $12,776.04. MorganStanley Smith Barney has continuously held these shares on behalf of the NorthStar Asset Management Funded Pension Plan since April 15, 2010 and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting.

Sincerely,



Donna K. Colahan
Vice President
Chartered Long Term Care Specialist
Chartered Retirement Plan Specialist
Financial Advisor
The C and C Group

Robert Molinet

From: Robert Molinet
Sent: Tuesday, May 03, 2011 9:37 AM
To: 'Julie Goodridge'
Cc: 'Mari Schwartzer'; Alan Haguewood
Subject: RE: Shareholder Proposal - FedEx
Attachments: 20110503092801670.pdf

Julie – I thought it would be helpful for today's call for you to see the political contributions proposal that we received from the New York Comptroller's Office.

Talk to you soon.

Rob

From: Robert Molinet
Sent: Thursday, April 28, 2011 2:31 PM
To: 'Mari Schwartzer'
Cc: Julie Goodridge; Alan Haguewood
Subject: RE: Shareholder Proposal - FedEx

That will be fine. Just call my office (901-818-7029). Alan Haguewood from my Corporate group will be joining me.

Rob

From: Mari Schwartzer [mailto:mschwartzer@northstarasset.com]
Sent: Thursday, April 28, 2011 2:06 PM
To: Robert Molinet
Cc: Julie Goodridge
Subject: RE: Shareholder Proposal - FedEx

Hi Rob,
I believe that Julie said 11:00 on Tuesday will work for her. Does that still fit your schedule?

Thanks in advance,
Mari

Mari C. Schwartzer
Assistant for Client Services and Shareholder Activism
NorthStar Asset Management, Inc.
PO Box 301840
Boston, MA 02130
p: (617) 522-2635
f: (617) 522-3165
mschwartzer@northstarasset.com

From: Robert Molinet [mailto:rtmolinet@fedex.com]
Sent: Wednesday, April 27, 2011 3:47 PM
To: Mari Schwartzer
Cc: Julie Goodridge
Subject: RE: Shareholder Proposal - FedEx

Mari – Let's do Tuesday. I'm pretty open that day, so pick a time that works for Julie.

Thanks, Rob

From: Mari Schwartzer [mailto:mschwartzer@northstarasset.com]
Sent: Wednesday, April 27, 2011 11:37 AM
To: Robert Molinet
Cc: Julie Goodridge
Subject: RE: Shareholder Proposal - FedEx

Hi Rob,
Do you have time to talk to us next Tues, Thurs, or Friday (May 3, 5, or 6)?

- Mari

Mari C. Schwartzer
Assistant for Client Services and Shareholder Activism
NorthStar Asset Management, Inc.
PO Box 301840
Boston, MA 02130
p: (617) 522-2635
f: (617) 522-3165
mschwartzer@northstarasset.com

From: Robert Molinet [mailto:rtmolinet@fedex.com]
Sent: Tuesday, April 26, 2011 6:39 PM
To: Mari Schwartzer
Cc: Julie Goodridge
Subject: RE: Shareholder Proposal - FedEx

Mari – We received it.

Also, as I mentioned in my prior note, I'd like to chat with Julie about the proposal.

Thanks, Rob

From: Mari Schwartzer [mailto:mschwartzer@northstarasset.com]
Sent: Tuesday, April 26, 2011 1:40 PM
To: Robert Molinet
Cc: Julie Goodridge
Subject: RE: Shareholder Proposal - FedEx

Hi Rob,
Please see the two attachments of our cover letter and our proof of ownership letter from the brokerage firm. Please confirm receipt at your earliest convenience.

Thank you in advance,
Mari

Mari C. Schwartzer
Assistant for Client Services and Shareholder Activism
NorthStar Asset Management, Inc.
PO Box 301840

Boston, MA 02130
p: (617) 522-2635
f: (617) 522-3165
mschwartzer@northstarasset.com

From: Julie Goodridge
Sent: Monday, April 25, 2011 6:27 PM
To: Mari Schwartzer
Subject: FW: Shareholder Proposal - FedEx

Julie N.W. Goodridge
NorthStar Asset Management, Inc.
P.O. Box 301840
Boston, MA 02130
(617) 522-2635

www.northstarasset.com

From: Robert Molinet [mailto:rtmolinet@fedex.com]
Sent: Monday, April 25, 2011 5:53 PM
To: Julie Goodridge
Subject: Shareholder Proposal - FedEx

Julie -- Please see attached letter requesting verification of stock ownership information.

Also, I'd like to talk to you about your proposal. Are you available early next week to discuss?

Thanks, Rob

Robert T. Molinet
Corporate Vice President - Securities & Corporate Law
FedEx Corporation

Exhibit B

New York Comptroller Proposal



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

RECEIVED
APR 01 2011
CHRISTINE P. RICHARDS

March 30, 2011

Ms. Christine P. Richards
Executive Vice President,
General Counsel and Secretary
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Ms. Richards:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of FedEx Corporation common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any further questions on this matter, please feel free to contact me at 1 Centre Street, Room 629, New York, NY 10007; phone (212) 669-2013.

Very truly yours,



Kenneth B. Sylvester

KS/ma

Enclosures

FedEx Corporation – Political Contribution 2011

Resolved, that the shareholders of FedEx Corporation ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

    a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

    b. The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of FedEx, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

FedEx contributed at least $3.3 million in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations for political purposes. This would bring our Company in line with a growing number of leading companies, including Aetna, American Electric Power and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.